May 24, 2010
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on February 26, 2010 File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated April 19, 2010 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. We note from pages 8, 18 and 46 of your 10-K that one of your geographic regions is Europe, the Middle East and Africa. Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. In this respect, we note testimonials on several information technology websites from individuals in Iran stating that they have become certified or passed exams for Sybase solutions or products. We also note from your website and from several news articles that you have partnerships with entities that appear to have operations associated with one or more of the referenced countries, including International Turnkey Systems, China Mobile, Hewlett-Packard Company and The Western Union Company.
Sybase, an industry leader in delivering enterprise and mobile software to manage, analyze and mobilize information, is fully committed to compliance with U.S laws and regulations, including export control and trade and economic sanctions laws and regulations. Sybase actively employs comprehensive policies, procedures and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations and updates and implements practical policies and procedures for conducting its business in compliance with U.S. laws and regulations, where applicable.

The Company’s export activities primarily fall under the Export Administration Regulations and the Treasury Department’s Office of Foreign Assets Controls trade and economic sanctions regulations. Sybase exports products, namely data management and mobile software products, which are subject to the EAR. As a global company, Sybase sells its products and services both directly (through its field sales organization) and by way of third party distributors, including in the Middle East and Africa. However, Sybase does not export its products to countries sanctioned by the U.S. Government, including Iran, Syria and Sudan. Further, the terms and conditions of the Company’s sales contracts and distributor agreements contain requirements to comply with U.S. export and re-export laws. It is possible that some of Sybase’s products may be incorporated into foreign produced goods that may eventually be sold by foreign persons into Sanctioned countries but if such sales occur, it is our understanding that the sales would not be in violation of the US export control or trade and economic sanctions regulation as the foreign produced products would not be subject to the US export control and trade and economic sanctions laws as the level of U.S. origin commodities, technology or software would fall within the de minimis provision of the relevant laws.
In addition to exports of products, Sybase 365 provides messaging and software hosting services through the U.S. and its foreign subsidiaries and affiliates. These activities are primarily subject to the OFAC regulations and the Company conducts any such activities in full compliance with U.S. law. In certain instances, the Company may be involved in providing text messaging services to mobile phone carriers in certain Sanctioned Countries, however, these limited services are not provided by any U.S. person or U.S. company and are in compliance with applicable U.S. regulations.
Note One: Summary of Significant Accounting Policies
Revenue Recognition, page 75
2. We note from your disclosure on page 8 that you distribute your products and services through resellers and other indirect sales channels. Tell us the nature and terms of reseller arrangements and how they impact revenue recognition for each of your revenue streams. Tell us if you considered disclosing a separate revenue recognition policy for reseller arrangements.
The Company primarily utilizes its direct sales force to sell software licenses, support services, professional and education services, and messaging services. While resellers and indirect channels are occasionally utilized to sell software licenses and related support, it is very rare for the Company to utilize a reseller or similar entity to sell Sybase delivered professional services, education or messaging services. The Company uses resellers and similar entities to supplement its direct sales force in offering its software licenses and related support services. The Company’s applications development and data access tools are most the most common products sold through these channels. Software license revenues from resellers (excluding OEM) and other indirect channels were $6 million or less each year during 2007, 2008 and 2009. Individually, these are generally smaller dollar transactions with transactions exceeding $1 million being extremely rare.
Contractual terms with these resellers and other indirect sales channels are fairly standardized and:
1.	Prohibit refunds.

2.	Exclude stock rotation or refresh rights.

3.	Limit product warranties to representations that the Company’s products “comply with published specs”.

4.	Contain terms that limit remedies for product warranty claims to “fix or replace” or refund at the Company’s discretion.

5.	Generally require payment terms of net 30 days.

6.	Specify the applicable currency for payment.

7.	Limit support services to our standard support offerings.
The Company recognizes software license fee revenues from end users, resellers and similar entities when (a) a non- cancelable license agreement is in force (b) the product has been delivered, (c) the license fee is fixed or determinable, and (d) collection is probably.
As the terms of our reseller agreements are not significantly different than sales to end users, and such sales are not material, the Company respectfully believes its existing disclosure of revenue recognition for reseller arrangements as described in the sublicense revenues section of Note One: Summary of Significant Accounting Policies, Revenue Recognition is appropriate.
3. Your disclosures on page 6 indicate that you offer software-as-a-service (“SaaS”). Tell us the amount of SaaS revenues recognized for each period presented. Also, tell us how you account for these arrangements and tell us where you classify such arrangements in your consolidated income statements (i.e. license or service revenues).
Under software-as-a-service models a provider generally licenses an application to customers for use as a service on demand, either through a time subscription or a “pay-as-you-go” model. Additionally, providers often host the application on their own web servers for customers.
Our disclosure on page 6 indicates that we offer products for partner-hosted services suitable for software-as-a-service environments. The Company does not directly host any of its software products or services. It does, in certain instances, provide products to partners that offer hosted solutions, or resell hosting services to customer’s deploying a Sybase solution.
Third party hosting services re-sold by the Company were as follows (in thousands):

	2007	2008	2009

Resell of 3rd Party Hosting Services Only	$1,462	$1,649	$1,304
Resell of 3rd Party Hosting Services with S/W License	$0	$263	$72
Net Income Per Share, page 78
4. You indicate that unvested restricted stock awards granted prior to September 17, 2009 are considered participating securities as they receive non-forfeitable rights to cash dividends at the same rate as common stock. Tell us why grants made after this date would not be considered participating securities. To the extent that changes were made to the company’s Stock Plans, then describe these changes and tell us how you considered including a discussion of such revisions in the financial statement footnotes pursuant to ASC 718-10-50-1(a).
Unvested restricted stock awards granted to employees prior to September 17, 2009 are considered participating securities as they receive non-forfeitable rights to cash dividends at the same rate as common stock. Unvested restricted stock awards granted after September 17, 2009 have forfeitable rights to dividends and are therefore not considered participating securities.
Specifically, our Stock Plans were amended on or about September 17, 2009 to state that while all future restricted stock grants are still entitled to receive dividends or other distributions (such as a stock dividend) any such dividend or distribution will be subject to the same vesting and forfeiture provisions that apply to the restricted stock. The Company has never paid a stock or cash dividend.
We believe our disclosure that restricted stock awards granted before September 17, 2009 were considered participating securities as they received non-forfeitable rights to cash dividends and the unstated implication that stock awards granted after this date do not have the same rights, was sufficient disclosure in accordance with ASC 718-10-50-1(a).
Note Ten: Income Taxes, page 104
5. We note from your disclosures on page 53 that your deferred tax valuation allowance relates primarily to US federal tax loss carryforwards and state credit carryforwards. With regard to your valuation allowance, please explain the following:
•	Tell us the amounts and expiration dates of your US federal tax loss carryforwards and tell us how you considered disclosing this information pursuant to ASC 740-10-50-3.

•	Tell us the portion of the state credit carryforwards that expire in 2013 and the portion that has no expiration date as disclosed on page 106.

•	Tell us what portion of your valuation allowance relates to US federal tax loss carryforwards and what portion relates to state credit carryforwards.

•	Considering the significant pre-tax net income generated in the US and the use of loss carryforwards for each of the last three fiscal years, tell us how you determined that it is more likely than not that some portion of your deferred tax assets related to US federal tax loss carryforwards and state credit carryforwards will not be realized. In this regard, we note your response to comment 7 in your letter dated December 12, 2008 where you refer to limitations on the annual usage for your federal loss carryforwards. Describe further these limitations and how they impacted your analysis. Also, provide any other positive or negative evidence you considered in assessing the likelihood of realizing these deferred tax assets.
Our response is as follows:
•	Tell us the amounts and expiration dates of your US federal tax loss carryforwards and tell us how you considered disclosing this information pursuant to ASC 740-10-50-3.
The amounts and expiration dates of our US federal tax loss carryforwards were as follows:

Year 2019	$6	million
Year 2020	$55	million
Year 2021	$20	million
Year 2022	$6	million
Year 2023	$3	million
Year 2024	$3	million

Total	$93	million

ASC 740-10-50-3 requires disclosure of the amounts and expiration dates of tax loss carryforwards. We disclosed the amount of tax loss carryforwards of $93 million. We also disclosed their expiration dates by disclosing the range of years of expiration because these years were concentrated in a narrow band of only 6 years. We recognize that our disclosure stated that the latest year was year 2025 and that it should have disclosed year 2024. However, we do not believe that this difference would materially affect a reader because it is a difference of only one year and it involved the possible use of a tax loss carryforward over 15 years into the future. We agree to correct this disclosure in future filings.
•	Tell us the portion of the state tax credit carryforwards that expire in 2013 and the portion that have no expiration date as disclosed on page 106.
Approximately $4 million of our state tax credit carryforwards expire in years 2013 through 2024 and approximately $29 million have no expiration date. The credit carryforwards with no expiration date relate to California research credits. As discussed below, future useage of a significant portion of these credits has some uncertainty.
•	Tell us what portion of your valuation allowance relates to US federal tax loss carryforwards and what portion relates to state credit carryforwards.
Approximately $18 million of our valuation allowance relates to US federal tax loss carryforwards and approximately $16 million relates to state credit carryforwards.
•	Considering the significant pre-tax net income generated in the US and the use of loss carryforwards for each of the last three fiscal years, tell us how you determined that it is more likely than not that some portion of your deferred tax assets related to US federal tax loss carryforwards and state credit carryforwards will not be realized. In this regard, we note your response to comment 7 in your letter dated December 12, 2008 where you refer to limitations on the annual useage for your federal loss carryforwards. Describe further these limitations and how they impacted your analysis. Also, provide any other positive or negative evidence you considered in assessing the likelihood of realizing these deferred tax assets.
Our response to comment 7 in our letter dated December 12, 2008, referred to an annual limitation on the use of tax loss carryforwards. This limitation is imposed by US Internal Revenue Code (“IRC”) Section 382 on tax loss carryforwards of target companies acquired by the Company. The annual limitation is based primarily on the price paid by the Company for the target company multiplied by the long term tax-exempt interest rate.
This limitation impacted our analysis in that the annual limitation applies regardless of actual US taxable income earned by the Company. As discussed further below, a primary factor for realizing these tax loss carryforwards is the amount of future worldwide income allocable to the US tax jurisdiction. In analyzing various scenarios of future global taxable income allocated to the US tax jurisdiction, there is no incremental benefit from the possibility that higher yearly amounts will be generated in the US, since under the IRC Section 382, the use of these tax loss carryforwards is subject to an annual limitation and therefore would not increase. On the other hand, there is some risk that a lower amount of future global income allocated to the US tax jurisdiction results in a reduced utilization of the loss carryforwards.

Also, provide any other positive or negative evidence you considered in assessing the likelihood of realizing these deferred tax assets.
As discussed further below, our evaluation of positive and negative evidence led us to conclude that a portion of our US federal net operating loss and a portion of our state credit carryforwards were not more likely than not to be realized.
We first considered limitations applicable to the net operating losses and state credit carryfowards . These net operating losses and State credits have significant limitations in their annual use that under applicable tax law cannot be increased by practical tax planning strategies and in some cases not even by an increase in pre-tax earnings. The prolonged period required to use these losses and credits (multiple years extending beyond 3 years) increase their risk of not being realized.
Under ASC 740-10-30-18, we considered realization of these tax loss and credit carryforwards based on four sources of future taxable income:
1.	Projections of future reversals of existing taxable temporary differences were considered in forecasting future taxable income under ASC 740-10-30-18.a and b. In forecasting future taxable income, an important consideration is the future periods projected; The Company has consistently viewed income projected beyond the next three years as not sufficiently reliable for purposes of projecting worldwide income by relevant tax jurisdiction (and conversely viewed taxable income projected for the US federal and California tax jurisdictions during a 3 year period as positive evidence). For DTA valuation allowance analysis, taxable income projections were limited to 3 years for the following reasons:
•	WW Income cannot reliably be allocated by US federal and California tax jurisdictions beyond 3 years; and

•	Book-Tax Timing Differences cannot reliably be forecasted by US federal and California tax jurisdictions beyond 3 years. For example, a significant and volatile tax deduction arises from employee stock option exercises. Unknowable future share price is an important factor influencing an employee’s decision to exercise an option, and in turn impacting the Company’s taxable income.

•	The primary tax jurisdictions for DTA valuation allowances are the US federal and California. Both tax jurisdictions rely on the amount of worldwide income allocated to the US federal tax jurisdiction as a starting point. The amount of worldwide income allocable to the US federal tax jurisdiction must consider complex intercompany tax transfer pricing rules using future geographic factors, e.g., geographic headcount, geographic revenue, etc. In addition, for California allocations, future US tax computations for our European group affect the amount of future California taxable income. All of these factors cannot be reliably forecasted beyond three years.

•	The Company’s legal entity structure can reasonably be projected for only 3 years; A change in legal entity structure could risk losing these loss and credit carryforwards.
2.	ASC 740-10-30-18 recognizes that “evidence about each possible source of taxable income will vary for different tax jurisdictions and, possibly, from year to year.” Both of the above uncertainties – taxable income by tax jurisdiction and by year (i.e., more distant years), were considered for this analysis. We also considered that from time to time the Company considers changing its legal domicile. Such a change could result in the loss of US federal loss carryforwards and state credit carryforwards either because the method of changing legal domicile terminates the carryforwards or because the carryforwards transfer to an affiliated entity that does not itself earn the source of taxable income required for their use.

3.	Under ASC 740-10-30-18c, our tax losses and credits cannot be carried back under US or state tax law. This was considered negative evidence.

4.	Under ASC 740-10-18.d, a future dividend from one of the Company’s foreign subsidiaries was considered as income from a tax planning strategy. Such dividend income was considered in realizing some deferred tax assets, but not the US federal tax loss carryforwards and state credit carryforwards. Foreign dividend income would not increase the realization of US federal tax loss carryforwards because of the annual Section 382 limitations discussed above. Foreign dividend income would also not increase the realization of state credit carryforwards because foreign dividend income is largely excluded from state taxable income. Accordingly, this source of taxable income was neither positive nor negative in evaluating the realization of US federal loss carryforwards and state tax credit carryforwards.
Additional positive evidence included no recent history of US federal loss carryforwards and state credit carryforwards expiring unused; no unsettled circumstances that would adversely affect future operations and profit levels; and a substantial carryforward period for the federal tax loss carryforwards (expiring between years 2019 and 2024) and state credit carryforwards (a substantial portion with indefinite carryforward period). ASC 740-10-30-21.
Negative evidence included an absence of future income from existing contracts or appreciated assets that would be sold. ASC 740-10-30-22.
Although the Company does have a strong earnings history, we did not believe that it outweighed the uncertainties encountered in allocating future global taxable income to the US federal and California tax jurisdictions. ASC 740-10-30-22. We note that ASC 740-10-30-24 requires judgment in considering the relative impact of negative and positive evidence and an evaluation based on the weight of the evidence. Under ASC 740-30-10-24, future realization of a tax benefit sometimes will be expected for a portion but not all of a deferred tax asset, and the dividing line between the two portions may be unclear. In those circumstances, application of judgment based on careful assessment of all available evidence is required to determine the portion of a deferred tax asset for which it is more likely than not a tax benefit will not be realized. Based on the above guiding principles and for the more detailed reasons discussed above, the Company determined that the losses and credits for which it was more likely than not that a tax benefit would be realized, and the losses and credits for which is was not more likely than not that a tax benefit would be realized, were as follows:

	Deferred Tax Asset (millions)
000,000’s	US Federal Losses	State Credits
More Likely Than Not To Be Realized	$14	$6
Not More Likely Than Not To Be Realized	$18	$16
Total, after Tax Reserve*	$32	$22

❖	A portion of the carryforwards are reduced by reserves associated with uncertain tax positions.

Item 9A. Controls and Procedures, page 115
6. Your disclosures indicate that management, including your CEO and CFO, concluded your “disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In this regard, if your conclusions concerning the effectiveness of the Company’s disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either provide the entire definition or alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).
With respect to the Item 9A Evaluation of Disclosure Controls and Procedures language included in the 2009 Form 10-K that the Staff commented on, the Company intended readers to infer from its statement that given that the CEO and CFO had concluded that disclosure controls and procedures were effective to insure that information required to be disclosed was accumulated and communicated to management in order to allow timely decisions regarding required disclosure and that the Company has made timely filings for its reports on Forms 10-Q and Form 10-K, the Company’s officers had also concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
In light of the Staff’s comment, the Company recognizes alternative language could further clarify this inference and such language was included in the Form 10-Q filing for the three month period ended March 31, 2010 as set forth above. In future quarterly and annual filings the Company expects to continue using the revised language.
Exhibit 32, Section 906 Certifications
7. We note that the Section 906 Certification has not been dated. Please amend your Form 10-K to include a properly dated Certification and ensure that your Form 10-K/A also includes updated Section 302 Certifications.
The Company acknowledges that the Section 906 certifications filed with the 2009 Form 10-K as Exhibit 32 were not dated. The Company notes that the Section 302(a) certifications filed with the Form 10-K as Exhibits 31.1 and 31.2 and the signature page to the Form 10-K were all dated February 26, 2010 and the Company advises the Staff that February 26, 2010 is the appropriate date for the Section 906 certifications included with the 2009 Form 10-K.
In connection with its response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (925) 236-5000 if you have any questions regarding any of the Company’s responses.
Sincerely,
/s/ Jeffrey Ross
Jeffrey G. Ross
Senior Vice President and CFO
Sybase, Inc.